Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
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MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141


NEWMONT ACQUISITIONS OF NORMANDY, FRANCO-NEVADA REMAIN ON TRACK

SYDNEY, 31 December 2001 (Denver, December 30, 2001)--Newmont Mining Corporation (NYSE:NEM) confirmed today that it has made substantial progress toward completing its acquisitions of Normandy Mining Limited (ASX: NDY) and Franco-Nevada Mining Corporation Limited (TSE:FN).

Wayne W. Murdy, President and Chief Executive Officer of Newmont, noted, "We are on track with the schedule that we initially set for completion of our acquisitions of Normandy and Franco-Nevada by mid-February. We remain committed to the timely completion of these transactions, which we believe afford substantial, tangible benefits for the shareholders of all three companies."

Newmont has recently:

o Dispatched its Bidder's Statement to holders of Normandy shares outside of Canada and the United States.

o Filed its Registration Statement on Form S-4 for its offer for Normandy for holders of Normandy shares in the United States and Canada with the United States Securities and Exchange Commission.

o Filed its Preliminary Proxy Statement for its special meeting of Newmont shareholders scheduled to be held in mid-February with the United States Securities and Exchange Commission.

o Received termination of the Hart-Scott-Rodino anti-trust waiting period for the acquisitions of Normandy and Franco-Nevada.

o Received advance ruling certificates from the Canadian Competition Bureau with respect to the transactions with Normandy and Franco-Nevada.

o Received conditional approval from The Toronto Stock Exchange for the listing of the Exchangeable Shares to be issued in connection with Newmont's acquisition of Franco-Nevada.

Additionally, over the past week, Franco-Nevada has:

o Received the interim order of the Ontario Superior Court calling the Franco-Nevada shareholders' meeting in connection with the Plan of Arrangement pursuant to which Newmont will acquire all of the shares of Franco-Nevada.

o Begun mailing to its shareholders the materials for the Franco-Nevada shareholders' meeting at which the Plan of Arrangement with Newmont is to be considered on January 30, 2002.




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Based on closing prices on the New York Stock Exchange on 28 December 2001,
Newmont's bid has a value of A$1.83 per Normandy share, while AngloGold's recently revised offer has a value of A$1.79 per Normandy share. Shareholders should obtain current market quotes for the shares of Newmont, Normandy and AngloGold.

"Ours continues to be the better bid. We are offering Normandy shareholders more cash, the more liquid stock, and the most compelling investment in the gold industry. The combined company will have the financial capacity, expertise and growth opportunities to immediately become the premier global gold company," Murdy said.


                                    # # #

IMPORTANT NOTICE
Although Newmont Mining Corporation has lodged its Bidder's Statement in Australia and mailed it to shareholders of Normandy Mining Limited who reside outside of the United States and Canada, the offer by Newmont is not currently being made to shareholders in the United States and Canada. In addition, the Newmont offer cannot be accepted by shareholders in the United States and Canada until Newmont's Registration Statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes a preliminary prospectus) on December 20, 2001 and a preliminary proxy statement on December 26, 2001. Investors and security holders are advised to read the preliminary prospectus and preliminary proxy statement, which are available now, and the definitive prospectus and definitive proxy statement, when they become available, because they contain and will contain important information. Investors and security holders may obtain free copies of the preliminary prospectus and preliminary proxy statement (which are available now) and the definitive prospectus and definitive proxy statement (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the preliminary prospectus and preliminary proxy statement, now available, and the definitive prospectus and definitive proxy statement, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com .

PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.




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